UPTON
RESOURCES INC.

Bow Valley Square 2
3900, 205 - 5th Avenue SW
Calgary, Alberta
T2P 2V7
Ph: (403) 263-7373
Fax: (403) 263-7375

April 17, 2003



Office of International Corporate Finance
Securities & Exchange Commission
450-Fifth Street N.W., Mail Stop 3-7
Washington, D.C. 20549
U.S.A.

Dear Sir/Madame:

Re: Exemption Number 82-3290

Please be advised that Upton Resources Inc. has set June 5, 2003 as the date for the Annual Meeting for the year ended December 31, 2002. The Record Date has been set at May 6, 2002.

If you have any questions or concerns with regards to the above, I may be contacted at (403) 218-8982.

Sincerely,

UPTON RESOURCES INC.

Rebekah Salayka
Investor Relations Representative